Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Reata Pharmaceuticals, Inc. for the registration of Class A common stock, Class B common stock, preferred stock, warrants, depository shares, stock purchase contracts, stock purchase units, and rights and to the incorporation by reference therein of our report dated March 2, 2018, with respect to the consolidated financial statements of Reata Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

July 23, 2018